September 7, 2021

VIA EDGAR

Re:	Bumble Inc.

Registration Statement on Form S-1

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the proposed public offering of Bumble Inc.’s (the “Company”) Class A common stock, we wish to advise you that we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:15 p.m., Washington, D.C. time, on September 9, 2021, or as soon as possible thereafter or at such later time as the Company or its counsel may request.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the 48-hour requirement of Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC CITIGROUP GLOBAL MARKETS INC.

As the representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

CITIGROUP GLOBAL MARKETS, INC.

By:	/s/ Zachary Gitomer
Name: Zachary Gitomer
Title: Director

[Signature Page to the Underwriters’ Acceleration Request Letter]